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                                                     MONY Life Insurance Company
                                                     1290 Avenue of the Americas
                                                              New York, NY 10104

                                                                      DODIE KENT
                                                      Vice President and Counsel
                                                                  (212) 314-3970
                                                             Fax: (212) 707-1791


                                 April 27, 2007

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:  Keynote Series Account
             Registration Statement on Form N-4
             (File Nos. 33-19836 and 811-5457)
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Ladies and Gentlemen:

     In response to a request from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with its review of the post-effective amendment filed under Rule 485(a)(1) by the Keynote Series Account on February 28, 2007, MONY Life Insurance Company, depositor of the Keynote Series Account (the "MONY Registrant") acknowledges that, with respect to filings made by the MONY Registrant with the Commission and reviewed by the
Staff:

     (a) the MONY Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the MONY Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Respectfully submitted,

                                     MONY Life Insurance Company

                                     By:      /s/ Dodie Kent

                                     Dodie Kent